

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Louis W. Foxwell
President & Chief Executive Officer
Rainbow Coral Corp.
291 LaCosta Road
Nokomis, FL 34275

    **Re:    Rainbow Coral Corp.**
             **Amendment No. 1 to Registration Statement on Form S-1**
             **Filed September 24, 2010**
             **File No. 333-169554**

Dear Mr. Foxwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You include the Dealer Prospectus Delivery Obligation disclosure twice in the prospectus. Please revise or advise.

2. We note the use of certain industry terms without explanation or definition. For example, you use the term "fragmentation" on pages 6 and 20 and the term "Aquaculture" on page 21. Please revise accordingly.

Business Summary, page 5

3. Please revise to disclose that you have not generated any revenues or implemented any of the steps in your business plan to date and your activities have been limited to developing your business plan.

4. Please revise to state your monthly burn rate in dollars and how long your funds will last at this rate.

5. You state in the last paragraph of this section that you need to raise $500,000 to implement your business plan over the next 18 months. Given this short-term capital requirement, please discuss why you have elected to conduct a public offering that may only satisfy a relatively small portion of your capital needs.

Risk Factors, page 7

Risks Related to our Business, page 7

6. Please add a risk factor disclosing the risks to you associated with the current economic downturn and its impact on your particular industry and business.

Use of Proceeds, page 14

7. The use of proceeds table on page 15 should disclose how the company intends to use the gross proceeds from the offering under each of the four scenarios. In all four cases, however, the total amount used exceeds the gross proceeds. Please revise accordingly.

Plan of Distribution, page 18

8. Please reconcile the phrase regarding the length of the offering, "This offering will continue for the longer of …" disclosed here with the phrase disclosed on the prospectus cover page, "This offering will continue for the earlier of …."

Business Description, page 20

Overview, page 20

9. Please revise the prospectus so that it conveys an accurate picture of your company at the time of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. For example, please revise the overview to address the current state of affairs at the company prior to a discussion of your intentions regarding the development of the business. Please revise the remainder of the document accordingly.

10. Please revise to discuss in greater detail the acquisitions you describe, such as where you will acquire these colonies, from whom will you acquire them, how many colonies will be acquired and how much you expect these acquisitions to cost.

Louis W. Foxwell
Rainbow Coral Corp.
October 20, 2010
Page 3

Business Strategy, page 22

11. Please revise to elaborate on the characteristics and make up of your target market. Please also discuss in greater detail how you intend to build brand recognition.

Competition, page 22

12. Please tell us, with a view toward revised disclosure, what you mean by the statement that your competitors "call themselves farms." To the extent you are implying that your operation is different and/or superior, please state the basis for this belief.

Management's Discussion and Analysis, page 24

Plan of Operations, page 25

13. Your disclosure that your phase one estimated budget is $150,000 and your phase two estimated budget is $350,000 is inconsistent with your disclosure on page 11 that phase one will require $200,000 and phase two will require $300,000. Please revise or advise.

Liquidity and Capital Resources, page 27

14. Please disclose whether or not your sole director and officer has made any commitments, written or oral, with respect to providing you with sources of liquidity in the form of cash advances, loans and/or financial guarantees.

Conflicts of Interest, page 31

15. Please discuss briefly Mr. Foxwell's other business activities and how much time he commits to each such activity.

Security Ownership of Certain Beneficial Owners, page 34

16. Please add a column to the beneficial ownership table to disclose the percentage of common stock beneficially owned after completion of the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3469 with any other questions.

Sincerely,

Justin T. Dobbie
Special Counsel

cc:     Via facsimile (941) 531-4935
        Diane J. Harrison, Esq.
        Harrison Law, P.A.